FORM 51-102F3
MATERIAL CHANGE REPORT

1.

Name and Address of Company:

Enterra Energy Trust
Suite 2600, 500 - 4th Avenue S.W.
Calgary, Alberta  T2P 2V6

2.

Date of Material Change:

October 24, 2006

3.

News Release:

The press release reporting the material change was released on October 24, 2006 through the services of CCNMatthews.

4.

Summary of Material Change:

Enterra Energy Trust announced that it has entered into an agreement to sell, on a bought deal basis, $35 million of trust units at an issue price of $8.50 per trust unit and $120 million of convertible unsecured subordinated debentures, for total gross proceeds of $155 million. The offering will be led by Scotia Capital Inc. and including CIBC World Markets Inc. Closing of the offering, which is subject to customary regulatory approvals, is expected to occur on November 9, 2006.

Enterra Energy Trust also announced that it has entered into a committed term sheet with The Bank of Nova Scotia, agent for a syndicate of lenders to be formed, for the establishment of a $180,000,000 syndicated revolving term facility and a $20,000,000 operating facility to be secured by first ranking security interests in respect of the properties and undertakings of Enterra and its subsidiaries. The closing of, and advancement of funds under, such facilities are subject to the execution of definitive documentation and certain conditions precedent.

Lastly, Enterra announced it currently plans to release its third quarter results during the second week of November. Preliminary review of the third quarter results indicates that Enterra’s distributions in respect of the third quarter months exceeded its target payout range of 60% to 70% of funds from operations, in part due to a lower commodity price environment and also a higher level of distributions paid in July.

5.

Full Description of Material Change:

See the press release attached.

Enterra also announced that it has entered into a committed term sheet with The Bank of Nova Scotia, agent for a syndicate of lenders to be formed, for the establishment of a $180,000,000 syndicated revolving term facility and a $20,000,000 operating facility to be secured by first ranking security interests in respect of the properties and undertakings of Enterra and its subsidiaries. The closing of, and advancement of funds under, such facilities are subject to the execution of definitive documentation and certain conditions precedent.

Drawings under the facilities, together with the net proceeds from the concurrently announced bought deal financing, will be used to repay in full all indebtedness under the outstanding bridge facilities incurred in part to finance the acquisition of the Trust’s Oklahoma assets.

Lastly, Enterra announced it currently plans to release its third quarter results during the second week of November. Preliminary review of the third quarter results indicates that Enterra’s distributions in respect of the third quarter months exceeded its target payout range of 60% to 70% of funds from operations, in part due to a lower commodity price environment and also a higher level of distributions paid in July. Distributions plus routine capital expenditures during the quarter were approximately equal to funds from operations (excluding the effects of the JED asset swap and post-closing adjustments related to the Trust’s Oklahoma assets). Enterra will continue to monitor its payout ratio to ensure that over the medium and long term, the payout ratio remains within the target range.

6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.

Omitted Information:

Not Applicable.

8.

Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

Victor Roskey
Senior VP Finance & Administration and Interim CFO
Enterra Energy Trust
Tel:

(403) 538-3580

9.

Date of Report:

October 31, 2006.

SCHEDULE "A"

Enterra Energy Trust Announces $155 Million Bought Deal Financing

CALGARY, ALBERTA--(CCNMatthews - Oct. 24, 2006) -

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISTRIBUTION IN THE UNITED STATES

Enterra Energy Trust ("Enterra")(TSX:ENT.UN)(NYSE:ENT) is pleased to announce that it has entered into an agreement to sell, on a bought deal basis, $35 million of trust units at an issue price of $8.50 per trust unit and $120 million of convertible unsecured subordinated debentures, for total gross proceeds of $155 million. The offering will be led by Scotia Capital Inc. and including CIBC World Markets Inc. Closing of the offering, which is subject to customary regulatory approvals, is expected to occur on November 9, 2006.

Enterra has also granted to the underwriters an over-allotment option to purchase up to an additional $5.26 million of trust units at the offering price and an additional $18 million of debentures, exercisable up to 30 days from the closing of the offering.

The net proceeds from the offering, together with drawings under the concurrently announced $200 million senior secured credit facilities, will be used to repay in full all indebtedness under the outstanding bridge facilities incurred in part to finance the acquisition of the Trust's Oklahoma assets.

The debentures will have a face value of $1,000 per debenture, a coupon of 8.00%, a final maturity date of December 31, 2011 and will be convertible into trust units at a price of $9.50 per trust unit. The debentures will pay interest semi-annually on June 30 and December 31, with the initial interest payment on June 30, 2007, representing accrued interest from closing of the offering to that date.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state in the United States in which such offer, solicitation or sale would be unlawful. The securities referred to in this prospectus have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Enterra: Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in Alberta and British Columbia, Canada and in Oklahoma and Wyoming, U.S.A.

ADVISORY: Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expects" and similar expressions. Forward-looking statements in this press release include, but are not limited to, statements with respect to the closing of the offering and the use of proceeds of the offering. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production, marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

CONTACT INFORMATION:

Enterra Energy Trust E. Keith Conrad President and CEO 1-877-263-0262 Email: ekconrad@enterraenergy.com	Enterra Energy Trust Victor Roskey Senior Vice President and CFO 1-877-263-0262 Email: vroskey@enterraenergy.com